October 9, 2009

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention: Rufus Decker, Accounting Branch Chief

100 F Street, N.E.

Washington, D.C. 20549

Re:

Green Plains Renewable Energy, Inc.

Form 10-K for the fiscal year ended December 31, 2008

Form 10-Q for the period ended June 30, 2009

File No. 1-32924

Ladies and Gentlemen:

On March 30, 2009, Green Plains Renewable Energy, Inc. (the “Company”) filed its transition report on Form 10-K for the nine-month transition period ended December 31, 2008 (the “10-K Filing”) with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1934. On August 10, 2009, the Company filed its quarterly report on Form 10-Q for the quarterly period ended June 30, 2009 (the “10-Q Filing”) with the Commission. The Company received comments on the 10-K Filing and the 10-Q Filing from the Division of Corporation Finance (the “Staff”) of the Commission by letter dated September 9, 2009 (the “Letter”).

We understand that the purpose of the Staff’s review process is to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings. This letter is provided by the Company in response to the comments in the Letter. For your convenience, the comments in the Letter are provided below, followed by the Company’s responses. Within certain responses, we have underlined additional or changed wording (to previously-disclosed wording) to single out proposed revisions that will be incorporated into our future filings, which we believe will streamline your review of the corresponding Company response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

Staff Comment:

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Company Response:	Please see responses below to each of your comments. Where applicable, revisions will be included in future filings.

Critical Accounting Policies Impairment of Long-Lived Assets, page 38

Staff Comment:	2. Please expand your critical accounting policy to provide additional insight on how you perform your impairment analysis of long-lived assets under SFAS 144. Please consider including the following:

•

Please disclose how you determine when long-lived assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances;

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• Please disclose how you group your assets for purposes of considering whether an impairment exists. Refer to paragraph 4 of SFAS 144;

•

Please discuss the significant estimates and assumptions used to determine estimated undiscounted cash flows and fair value. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions used as well whether certain estimates and assumptions are more subjective than others; and

•

For any asset groups for which the carrying value was close to the fair value or for which reasonably likely changes in significant estimates and assumptions may result in an impairment, please consider disclosing the carrying value of the asset groups.

Company Response:

We will expand our critical accounting policy discussion related to how we perform our impairment analysis of long-lived assets. The expanded disclosure, which will appear in our Form 10-K for the year ended December 31, 2009, is shown below. If any asset group’s fair value is determined to be close to its carrying value, or it is determined to be reasonably likely changes in significant estimates and assumptions may result in a material impairment, we will also disclose the carrying value of the asset group(s).

Our long-lived assets consist of property and equipment, and acquired intangible assets. We review long-lived assets, grouped at an individual plant or subsidiary level, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The review requires making estimates regarding amount and timing of projected cash flows to be generated by an asset or asset group over an extended period of time. We also make estimates regarding the remaining useful lives of purchased intangible assets and other long-lived assets that have finite lives. Management judgment regarding the existence of circumstances that indicate impairment is based on numerous potential factors including, but not limited to, declines in operating cash flows, a decision to suspend operations at a plant for an extended period of time, or industry trends. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Significant management judgment is required in determining the fair value of our long-lived assets to measure impairment, including projections of future cash flows. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. Changes in estimates of fair value could result in a write-down of the asset in a future period.

Management’s Discussion and Analysis Results of Operations, page 40

Staff Comment:

3. It appears that your results of operations are materially impacted by commodity price changes primarily related to corn, natural gas and ethanol, which you attempt to minimize using financial instruments. Please expand your discussion to specifically quantify and discuss the impact of these financial instruments on cost of goods sold for each period presented. Please address the specific underlying reasons such instruments impacted each year by the amounts disclosed. For example, if there are increases in certain commodity prices which have impacted your results of operations, you should discuss why the increase was not offset by your derivative contracts, which may be due to your positions being too small relative to raw material needs. You should also discuss any cases in which your strategies and assumptions resulted in adverse impacts.

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Company Response:

We will expand our Management’s Discussion and Analysis to include the discussion below. The expanded disclosure will be included in filings beginning with our Form 10-Q for the quarterly period ended September 30, 2009.

We attempt to reduce the market risk associated with fluctuations in the price of corn, natural gas, distillers grains and ethanol by employing a variety of risk management and hedging strategies. Strategies include the use of forward fixed-price physical contracts and derivative financial instruments, such as futures and options executed on the Chicago Board of Trade and/or the New York Mercantile Exchange.

We focus on locking in net margins based on an earnings before interest, taxes, depreciation and amortization (“EBITDA”) model that continually monitors market prices of corn, natural gas and other input costs against prices for ethanol and distillers grains at each of our production facilities. We create offsetting positions by using a combination of forward fixed-price physical purchases and sales contracts and derivative financial instruments. As a result of this approach, we frequently have gains on derivative financial instruments that are conversely offset by losses on forward fixed-price physical contracts or inventories (and vice versa). In our Ethanol Production segment, gains and losses on derivative financial instruments are recognized each period in operating results while corresponding gains and losses on physical contracts are generally designated as normal purchases or normal sales contracts and are not recognized until quantities are delivered or utilized in production. Revenues during the three and nine months ended September 30, 2009 include net gains (losses) from derivative financial instruments for ethanol and distillers grains of $xx million and $xx million, respectively. Cost of goods sold during the three and nine months ended September 30, 2009 included net gains (losses) from derivative financial instruments for corn and natural gas of $xx million and $xx million, respectively. To the extent the net gains (losses) from derivative instruments are related to current period production, they are generally offset by physical commodity purchases or sales resulting in the realization of the intended EBITDA margins. However, to the extent the net gains (losses) relate to changes in the market value of financial instruments maturing in future periods our results of operations are impacted.

In our Agribusiness segment, inventory positions, physical purchase and sale contracts, and financial derivatives are marked to market with gains and losses included in results of operations. The market value of derivative financial instruments such as exchange-traded futures and options has a high, but not perfect, correlation to the underlying market value of grain inventories and related purchase and sale contracts.

Liquidity and Capital Resources Contractual Obligations, page 45

Staff Comment:

4. Please present estimated interest payments on your debt in a separate line item of the contractual obligations table. Please also disclose in a footnote to the table any assumptions you made to derive these amounts.

Company Response:

We will present estimated interest payments on debt in a separate line item of the contractual obligations table. Please see the table below for the format of the contractual obligations table to be included in filings beginning with our next Form 10-Q filing for the quarterly period ended September 30, 2009:

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Payments Due By Period
Contractual Obligations	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
Long-term debt obligations (1)	$	xxx	$	xxx	$	xxx	$	xxx	$	xxx
Interest and fees on debt obligations (2)		xxx		xxx		xxx		xxx		xxx
Operating lease obligations (3)		xxx		xxx		xxx		xxx		xxx
Purchase obligations
Forward corn purchase contracts (4)		xxx		xxx		xxx		xxx		xxx
Other commodity purchase contracts (4) (5)		xxx		xxx		xxx		xxx		xxx
Other		xxx		xxx		xxx		xxx		xxx
Total purchase obligations		xxx		xxx		xxx		xxx		xxx

Total contractual obligations	$	xxx	$	xxx	$	xxx	$	xxx	$	xxx

(1)

Includes current portion of long-term debt.

(2)

Interest amounts are calculated over the terms of the loans using current interest rates, assuming scheduled principle and interest amounts are paid pursuant to the debt agreements. Includes administrative and/or commitment fees on debt obligations.

(3)

Operating lease costs are primarily for railcars and office space.

(4)

Purchase contracts represent index and fixed-price contracts. Index purchase contracts are valued at current quarter-end prices.

(5)

Includes ethanol, DDG and natural gas purchase contracts.

Liquidity and Capital Resources Contractual Obligations, page 45

Staff Comment:	5. Please disclose the specific purchase obligations included in the contractual obligations table in a footnote to the table. Please also disclose any assumptions you made to derive these amounts.

Company Response:

We will disclose the specific purchase obligations included in the contractual obligations line on the table. Please see revised table in response to comment 4 above. Also note that at June 30, 2009, forward corn purchase contracts comprised 75% of the purchase obligations disclosed in the table, other commodity purchase contracts represented 16%, and other purchase contracts represented less than 10% of the total. The revised table will be included in filings beginning with our next Form 10-Q for the quarterly period ended September 30, 2009.

Item 9A. Controls and Procedures Evaluation of Disclosure Controls and Procedures, page 47

Staff Comment:

6. Management carried out an evaluation of the effectiveness of the design and operation of disclosure controls and procedures. Based upon that evaluation, because management did not assess the effectiveness of internal controls over financial reporting, the Chief Executive Officer and the Chief Financial Officer were unable to conclude that disclosure controls and procedures were effective as of the end of the period covered by the report. Please clearly state that your disclosure controls and procedures were not effective, rather than saying you were unable to conclude that they were effective. Please also disclose each of the areas that led you to conclude your disclosure controls and procedures were not effective and what you have done and/or planning to do to correct them. Please also continue to update changes in the status of each area in subsequent filings. Refer to Item 307 of Regulation S-K.

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Company Response:

As disclosed in our Form 10-K for the fiscal year ended December 31, 2008, due to our mergers, the commencement of operations of our ethanol plants, and the expansion of our marketing and distribution activities, changes in our internal controls over financial reporting during the reporting period were significant and pervasive. Based on those numerous pervasive changes to the Company’s internal control environment, management did not assess whether or not our internal controls over financial reporting were effective as of the end of the period covered by that report. In our Form 10-K filing, we stated that we were unable to conclude that our disclosure controls and procedures were effective. In hindsight, we realize we should have stated that disclosure controls and procedures were reviewed, evaluated and operating effectively for the fiscal year ended December 31, 2008 even though our assessment of internal controls over financial reporting was not complete.

Accordingly, we will include revised disclosure in our Form 10-Q for the quarterly period ended September 30, 2009 similar to the following, assuming our evaluation as of the end of the period covered by that report continues to support the ongoing effectiveness of our disclosure controls and procedures:

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (“SEC”) rules and forms, and that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required financial disclosure.

As of the end of the period covered by this report, the Company’s management carried out an evaluation, under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15 and 15d-15 under the Exchange Act). Based upon that evaluation, the Company’s Chief Executive Officer and the Chief Financial Officer concluded at the time of this evaluation that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, completely and accurately, within the time periods specified in SEC rules and forms.

Financial Statements Independent Auditors’ Report, page F-2

Staff Comment:

7. The report states that the auditors have audited the accompanying consolidated balance sheet of VBV LLC and subsidiaries as of March 31, 2007, which is not included in the Form 10-K. Please make arrangements with your auditors to have them revise their report to only refer to the financial statements which are included in the Form 10-K. Please also have them revise their consent in a similar manner.

Company Response:

We have made arrangements with our auditors to have them update their report and their consent as requested. We plan to file their updated report with our next Form 10-K filing for the year ended December 31, 2009.

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Financial Statements Independent Auditors’ Report, page F-2

Staff Comment:

8. Given that the financial statements of VBV LLC and subsidiaries are considered to be those of the issuer in the Form 10-K, please tell us how it was determined that the audit of the financial statements for all periods presented did not need to be conducted in accordance with the standards of the PCAOB and correspondingly the auditor’s report on these financial statements did not need to refer to the PCAOB standards. Refer to SEC Release No. 34-49708.

Company Response:

The audits of the financial statements for the periods presented were conducted in accordance with the standards of the PCAOB and the revised report to be issued by our auditors in response to comment 7 above will reflect this.

Financial Statements Consolidated Statements of Operations, page F-4

Staff Comment:	9. Please tell us how you determined it was appropriate to provide unaudited earnings per share amounts for the year ended March 31, 2008 and for the period from September 28, 2006 to March 31, 2007.

Company Response:

Earnings per share for the fiscal year ended March 31, 2008, and for the period from September 28, 2006 (date of inception) to March 31, 2007, have been presented on an unaudited, pro forma basis as VBV LLC was not a public company during those periods and the current capital structure was not in place during those periods. We described the basis of the earnings per share presentation for these periods in Note 11 to the consolidated financial statements, as follows:

For periods prior to the Merger, to determine the weighted average number of common shares outstanding, the number of Green Plains common shares issued for outstanding VBV member shares was equated to member shares issued and outstanding during prior periods.

However, we inadvertently did not label the earnings per share amounts for those periods as pro forma in the consolidated statements of operations. We will appropriately label these amounts as pro forma in future filings.

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Financial Statements Consolidated Statement of Stockholders’ Equity / Members’ Capital and Comprehensive Income, page F-5

Staff Comment:

10. The Form S-4/A filed on September 4, 2008 indicates that members’ capital prior to the merger consisted of 1,000 outstanding units for all periods presented. Please separately present each component of members’ capital in separate columns in a similar manner to your presentation of each component of stockholders’ equity on the face of your statement. This should include the number of units and any corresponding amount such as a par value associated with the units, the amounts paid in excess of the par value, as well as cumulative losses. These amounts could be presented in the-same columns as the components of stockholder’s equity with the headings renamed as necessary. For example, the column heading for the number of shares could be revised to become shares/units. The historical number of units and corresponding amount should then be retroactively restated in a similar manner to a stock split based on the exchange ratio. As it appears that one unit of the VBV LLC was exchanged for 7,498 shares of common stock of Green Plains Renewable Energy, Inc., the historical number of units should be multiplied by 7,498. Any difference in par values should be offset to additional paid-in capital.

Company Response:

We will revise the layout of our Consolidated Statements of Stockholders’ Equity / Members’ Capital and Comprehensive Income in our next Form 10-K filing for the year ended December 31, 2009 to separately present each component of members’ capital in separate columns. Please see revised statement layout below, which also details the exchange ratio of units to common stock.

GREEN PLAINS RENEWABLE ENERGY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY / MEMBERS’ CAPITAL

AND COMPREHENSIVE INCOME

(in thousands)

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accum. Deficit)	Accum. Other Comp. Loss	Total Stockholders’ Equity / Members’ Capital
	Shares	Amount
Balance, March 31, 2007 (1)	7,498	7	108,558	(42)	-	108,523
Net loss	-	-	-	(3,520)	-	(3,520)
Capital contributions	-	-	2,474	-	-	2,474
Stock-based compensation	-	-	509	-	-	509

Balance, March 31, 2008	7,498	7	111,541	(3,562)	-	107,986
Net loss	-	-	-	(6,897)	-	(6,897)
Unrealized loss on derivatives	-	-	-	-	(298)	(298)
Total comprehensive loss	-	-	-	-	-	(7,195)

Capital contributions	-	-	4,484	-	-	4,484
Merger-related equity transactions
Historical Green Plains shares	7,822	8	78,212	-	-	78,220
Shares issued for IBE	1,071	1	10,709	-	-	10,710
Shares issued for EGP	2,302	3	23,022	-	-	23,025
Other	(34)	-	(4)	-	-	(4)

Investment by related party	6,000	6	59,994	-	-	60,000
Stock-based compensation	-	-	2,463	-	-	2,463
Balance, December 31, 2008	24,659	$25	$290,421	$(10,459)	$(298)	$279,689

(1) Members' capital units have been retroactively restated based on an exchange ratio of one unit of VBV LLC per 7,498 shares of Green Plains stock pursuant to the reverse acquisition completed on October 14, 2008.

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Financial Statements Consolidated Statement of Stockholders’ Equity / Members’ Capital and Comprehensive Income, page F-5

Staff Comment:

11. Please separately present each component of the line item described as merger-related equity transactions. It appears that this line item includes the shares which were retained by the original shareholders of Green Plains Renewable Energy, Inc., the shares that were issued to the shareholders of Ethanol Grains Processors, LLC, which was a majority-owned subsidiary of VBV LLC prior to the merger, and the shares that were issued to the shareholders of Indiana Bio-Energy, LLC, which was also a majority-owned subsidiary of VBV LLC. Each of these components as well as any additional components should be presented separately as a line item. Please also tell us the nature of the amount in this line item being recorded in accumulated other comprehensive loss.

Company Response:

Please see the revised statement provided in response to comment 10 above for the requested additional disclosure of Merger-related equity transactions. We will include the revised Statement of Stockholders’ Equity / Members’ Capital and Comprehensive Income in our next Form 10-K filing for the year ended December 31, 2009.

Notes to the Financial Statements Note 3. Summary of Significant Accounting Policies Revenue Recognition, page F-11

Staff Comment:

12. Please clearly disclose when you record revenue on a consolidated basis related to Green Plains Trade, a wholly-owned subsidiary, both prior and subsequent to the termination of the agreements with third-party marketers in January and February 2009. For example, you should clarify that revenue is not recorded until the ethanol and distiller grains are sold to third-party customers on a consolidated basis, if true.

Company Response:

We will expand our significant accounting policy disclosures related to when we record revenue on a consolidated basis both prior and subsequent to the termination of the agreements with third-party marketers in January and February 2009. Please see the related portion of an expanded disclosure to be included in our next Form 10-Q filing for the quarterly period ended September 30, 2009:

Revenue Recognition

We recognize revenue when all of the following criteria are satisfied: persuasive evidence of an arrangement exists; risk of loss and title transfer to the customer; the price is fixed and determinable; and collectability is reasonably assured.

Previously, the Company sold ethanol and distillers grains in-house and via independent marketers. These independent marketers were our customers for purposes of revenue recognition. Specifically, Green Plains Superior LLC, Green Plains Bluffton and Green Plains Obion each had contracted with independent marketers to purchase all of their ethanol production. These independent marketers were responsible for subsequent sales, marketing, and shipping of the ethanol and distillers grains. Accordingly, once the ethanol or distillers grains were loaded into rail cars and bills of lading were generated, the criteria for revenue recognition were considered to be satisfied and sales were recorded. The agreements with these independent marketers terminated in January 2009 and February 2009.

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Green Plains Trade is now responsible for the sales, marketing and distribution of all ethanol produced at the Company’s six production facilities. For sales of ethanol and distillers grains by Green Plains Trade, revenue is recognized when title to the product and risk of loss transfer to an external customer. Intercompany revenues are eliminated on a consolidated basis for reporting purposes.

Revenues related to Green Plains Trade’s marketing operations for third parties are recorded on a gross basis in the consolidated financial statements, as Green Plains Trade takes title to the product and assumes risk of loss. For distillers grains sold to local farmers, bills of lading are generated and signed by the driver for outgoing shipments, at which time sales are recorded. Revenues from Blendstar, which offers ethanol transload and splash blending services, are recognized as these services are rendered.

Notes to the Financial Statements Note 3. Summary of Significant Accounting Policies Cost of Goods Sold and Operating Expenses, page F-14

Staff Comment:

13. Your disclosures indicate that all depreciation and amortization is included in operating expenses. If you do not allocate depreciation and amortization to costs of goods sold, please revise your presentation on the face of your statement of operations and throughout the filing to comply with SAB Topic 11:B, as well as Item 10(e) of Regulation S-K.

Company Response:

Although not specifically stated in the Summary of Significant Accounting Policies in our Form 10-K for the year ended December 31, 2008, depreciation and amortization amounts were included in both operating expenses and cost of goods sold. We revised our cost of goods sold policy note in subsequent Form 10-Q filings, noting that plant depreciation is included in cost of goods sold. Following is the updated policy note that was included in our Form 10-Q for the quarterly period ended June 30, 2009:

Cost of Goods Sold

Cost of goods sold includes costs for direct labor, materials and certain plant overhead costs. Direct labor includes all compensation and related benefits of non-management personnel involved in the operation of our ethanol plants. Grain purchasing and receiving costs, other than labor costs for grain buyers and scale operators, are also included in cost of goods sold. Direct materials consist of the costs of corn feedstock, denaturant, and process chemicals. Corn feedstock costs include realized and unrealized gains and losses on related derivative financial instruments, inbound freight charges, inspection costs and internal transfer costs. Plant overhead costs primarily consist of plant utilities, plant depreciation, sales commissions and outbound freight charges. Shipping costs incurred directly by us, including railcar lease costs, are also reflected in cost of goods sold. Throughput and unloading fees incurred by Blendstar are recognized as these services are rendered.

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Notes to the Financial Statements Note 9. Long-Term Debt and Lines of Credit, page F-20

Staff Comment:

14. In addition to your current disclosure of the specific terms of your material debt covenants and any required amounts/ratios, please disclose the actual amounts/ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants. Please also consider showing the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts. For example, the fixed charge ratio and senior leverage ratio appear to be computed based on Non-GAAP amounts. See Sections I.D and IV.0 of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also clearly disclose whether or not you were in compliance with all of the covenants including those related to the Agribusiness segment.

Company Response:

In future filings, we will disclose the actual amounts/ratios as of that reporting date for any material debt covenants for which it is reasonably likely that we will not be able to meet. If those particular amounts/ratios are Non-GAAP amounts, we will provide corresponding reconciliations to US GAAP amounts. We will expand discussion in future filings similar to the following for all covenant violations, if any:

As of June 30, 2009, the net worth balance at Green Plains Superior was less than $18.0 million as required by its financial covenant. At June 30, 2009 Green Plains Superior’s net worth (total assets minus total liabilities) was $17.7 million. The lender has provided a waiver accepting our compliance with the financial covenant as of that date.

We will also clearly disclose whether or not we are in compliance with all of the covenants. In our Form 10-K filing for the year ended December 31, 2008, we did not clearly state that Green Plains Grain LLC, the primary subsidiary that makes up the Agribusiness Segment, was in compliance with loan covenants. However, in our Form 10-Q filing for the quarterly period ended June 30, 2009, we already updated our disclosure as follows:

As of June 30, 2009, Green Plains Grain was in compliance with all financial covenants in the loan agreements.

Notes to the Financial Statements Note 9. Long-Term Debt and Lines of Credit, page F-20

Staff Comment:

15. As of December 31, 2008, working capital balances at Green Plains Bluffton, Green Plains Obion and Green Plains Superior were less than those required by the respective financial covenants in the loan agreements of those subsidiaries. In addition, the debt service coverage ratio for Green Plains Superior was below levels required by its covenants. In February 2009, you contributed additional capital to these subsidiaries and as a result the lenders provided waivers accepting your compliance with the financial covenants for these subsidiaries as of that date. It appears that you continue to classify the majority of this debt as long-term as of December 31, 2008 and June 30, 2009. Please tell us what consideration you gave to EITF 86-30 in determining this classification was appropriate. Please also disclose the exact length and terms of any waivers received.

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Company Response:

The Company’s subsidiaries have separate loan facilities to finance their respective operations. Our loan agreements require those subsidiaries to satisfy certain covenants, including the maintenance of a minimum level of working capital at the end of each month. Historically, we have transferred funds necessary to comply with those covenant requirements to the respective subsidiaries once the subsidiaries’ books are closed and the working capital balances are finalized. We believe that once funds are injected to prevent the continuation of the violation, the lenders have no right to accelerate repayment of the loan. However, we have still obtained permanent waivers from our lenders on a monthly basis for any working capital shortfall to confirm our continued compliance with the loan agreements in conjunction with the transfer of funds. Those waivers further preclude the lenders from demanding repayment of the debt as a result of the working capital deficiency that occurred. Additionally, our Green Plains Superior subsidiary was in violation of its debt service coverage ratio at December 31, 2008. A permanent waiver of that violation was obtained from our lenders.

EITF 86-30 addresses circumstances in which a covenant violation gives a lender the right to call the debt. Although our loan agreements do not explicitly provide for a formal grace period, we believe that the lenders’ behavior suggests that such a grace period is being provided to us nonetheless. Our lenders are aware that we have established a practice of transferring funds to our subsidiaries shortly after each monthly close to cure any working capital deficiency and they have not requested that we discontinue such practice. Based on our reading of the related loan agreements, it is unclear whether the lenders have the right to accelerate repayment of the loans as a result of a working capital deficiency without providing us with the ability to cure that deficiency. Additionally, we believe that the lenders’ prior practice of routinely providing waivers following our injection of funds, presumably based, in part, on their awareness of the liquidity available to the parent company to address similar situations in the future, further supports an implied acceptance of this practice in the future. Given these factors, we believe that noncurrent classification reflects the substance of the borrowing arrangement, consistent with our view that we have effectively been provided with a grace period in which to comply with our subsidiaries’ minimum working capital requirements. As such, the provisions in EITF 86-30 would not apply because we have consistently cured any working capital deficiency each month and have obtained permanent waivers from our lenders affirming that they forego any rights that they might otherwise possess under the stated terms of the borrowing agreement to demand repayment of the debt.

Further, we believe that even if the provisions of EITF 86-30 were applied to our borrowing arrangement as a result of the working capital deficiency, noncurrent classification would still be appropriate. Specifically, EITF 86-30 provides the following guidance:

… unless facts and circumstances would indicate otherwise, the borrower should classify the obligation as noncurrent unless (a) a covenant violation has occurred at the balance sheet date or would have occurred absent a loan modification and (b) it is probable that the borrower will not be able to cure the default (comply with the covenant) at measurement dates that are within the next 12 months. [Emphasis added.]

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We believe that condition (b) was not met at December 31, 2008 or June 30, 2009 because it was not probable that the Company would be unable to comply with our subsidiaries’ working capital requirements. Rather, for internal cash management purposes, the Company voluntarily decided, consistent with our past practice and the full knowledge of our lenders, to fund any monthly working capital deficiency after closing our books for the month. In our judgment, we believe that condition (b) in EITF 86-30 was intended to address circumstances in which an entity obtains a waiver but could still be required to repay the underlying debt within the next 12 months because it would be unable to meet the same covenant in a future period. In our circumstance, the decision to fund the specific amount of any working capital deficiencies of our subsidiaries after their monthly closes, rather than funding estimates of the necessary amounts prior to month-end, was solely within the Company’s control. Additionally, the parent company held sufficient cash resources to cure potential working capital deficiencies of our subsidiaries. Based on these considerations, we believe that noncurrent classification would be appropriate under EITF 86-30 even if that guidance were applied to our fact pattern.

We also considered FASB Technical Bulletin No. 79-3, Subjective Acceleration Clauses in Long-Term Debt Agreements, when determining proper classification of our debt. As previously discussed, the wording in the loan agreements is unclear as to whether the lender would have the right to accelerate repayment of our debt, and we think the likelihood of such action by our lenders is remote. Accordingly, we believe this pronouncement also supports the conclusion reached as part of our review of EITF 86-30.

For the current period ended September 30, 2009, our preliminary estimate of financial results indicates that we will be in compliance with all financial covenants under each loan agreement. Further, forecasts for the upcoming 12-month period also indicate that, consistent with the requirements of EITF 86-30, we will be able to maintain compliance in the future or, if necessary, have the ability to cure any working capital deficiencies by transferring funds to our subsidiaries. Consequently, we do not expect that our lenders will have the ability to demand repayment of our debt within the upcoming 12 months. We believe that this subsequent information further supports the classification of the debt as noncurrent at December 31, 2008 and June 30, 2009.

Notes to the Financial Statements Note 14. Employee Benefit Plans, page F-30

Staff Comment:	16. Green Plains Grain maintains a defined benefit pension plan. Please provide the disclosures required by paragraph 5 of SFAS 132(R), as applicable.

Company Response:

We believe the defined benefit pension plan is immaterial to the Company’s financial position and results of operations. Accordingly, we have not provided SFAS 132(R) disclosures because SFAS 132(R) states: “The provisions of this Statement need not be applied to immaterial items.” Benefits under the plan were frozen as of January 1, 2009 and accordingly we do not believe the defined benefit pension plan will become material to our financial position or results of operations in the future. However, to provide increased disclosure, we will revise the current disclosure to include total plan assets and liabilities at December 31, 2009 in our Form 10-K filing for the year ended December 31, 2009 as noted below (with December 31, 2008 amounts presented in this response):

Green Plains Grain maintains a defined benefit pension plan. Although benefits under the plan were frozen as of January 1, 2009, Green Plains Grain remains obligated to ensure that the plan is funded in accordance with applicable requirements. As of December 31, 2008, the assets of the plan are $4.2 million and liabilities of the plan are $5.5 million. The $1.3 million excess plan liabilities over plan assets are included in other liabilities on our consolidated balance sheets at December 31, 2008. Minimum funding standards generally require a plan’s underfunding to be made up over a seven-year period. The amount of underfunding could increase or decrease, based on investment returns of the plan’s assets or changes in the assumed discount rate used to value benefit obligations.

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FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2009

General

Staff Comment:	17. Please address the above comments in your interim filings as well.

Company Response:	We will address the above comments in our interim filings where applicable.

Financial Statements General

Staff Comment:

18. Please provide the disclosures required by paragraphs 38(a) and A5 of ARB 51, as amended by SFAS 160. Specifically, it does not appear that you have presented the amounts of comprehensive income attributable to Green Plains shareholders. In addition, please provide the disclosures required by paragraphs 38(c) and A6 of ARB 51, as amended by SFAS 160.

Company Response:

We will include comprehensive income disclosures in a footnote in our quarterly filings beginning with our Form 10-Q for the quarterly period ended September 30, 2009 (see format below) as required by paragraphs 38(a) and A5 of ARB 51, as amended by SFAS 160.

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
	2009		2008	2009		2008

Net income (loss)	$	xxx	$(3,876)	$	xxx	$(6,835)
Unrealized loss on derivatives		xxx	-		xxx	-
Total comprehensive income (loss)		xxx	(3,876)		xxx	(6,835)

Comprehensive income attributable to noncontrolling interest		xxx	-		xxx	-
Comprehensive income attributable to Green Plains	$	xxx	$(3,876)	$	xxx	$(6,835)

We will include a Consolidated Statements of Stockholders’ Equity / Members’ Capital and Comprehensive Income, as discussed in paragraphs 38(c) and A6 of ARB 51, as amended by SFAS 160, in our Form 10-K for the year ended December 31, 2009.

Financial Statements Consolidated Statements of Cash Flows, page 5

Staff Comment:

19. Your reconciliation to net cash provided (used) by operating activities appears begin with net loss only attributable to the parent company. Given that net income as referred to in paragraph 5(b) of SFAS 160 also includes net income attributable to noncontrolling interests, please begin your reconciliation pursuant to paragraph 29 of SFAS 95 with net loss.

Company Response:

We will begin our reconciliation of net cash provided (used) by operating activities with net income (loss) in our Consolidated Statements of Cash Flows beginning with our Form 10-Q filing for the quarterly period ended September 30, 2009.

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Financial Statements Note 4. Acquisition, page 11

Staff Comment:	20. Please provide the following disclosures as well as any other applicable disclosures required by paragraph 68 of SFAS 141(R) regarding the acquisition of Blendstar LLC:

• Please disclose the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed. Refer to paragraph 68(i) of SFAS 141(R);

•

Given that you acquired less than 100 percent of the equity interests in Blendstar LLC, please disclose the fair value of the noncontrolling interest at the acquisition date as well as the valuation technique(s) and significant inputs used to measure the fair value of the noncontrolling interest. Refer to paragraph 68(p) of SFAS 141(R); and

• Please disclose the amount of revenue and earnings recorded since the acquisition date as well as provide supplemental pro forma information. Refer to paragraph 68(r) of SFAS 141(R).

Company Response:

We previously disclosed the preliminary allocation of assets, liabilities and non-controlling interests acquired in paragraph form. Please see expanded disclosure (in a tabular format) related to each major class of assets and liabilities as well as expanded disclosure related to the valuation of minority interest below which we will include in our Acquisition footnote in our Form 10-Q filing for the quarterly period ended September 30, 2009.

On January 20, 2009, the Company acquired majority interest in Blendstar LLC, a biofuel terminal operator. The transaction involved a membership interest purchase whereby Green Plains acquired 51% of Blendstar from Bioverda U.S. Holdings LLC, an affiliate of NTR, for $9.0 million. The purchase price of $9.0 million is comprised of a $7.5 million January 2009 payment and the assumption of a liability to the former owners of this 51% interest, payable in three annual installments of $0.5 million, beginning in July 2009. These future annual payments were recorded in debt at a present value of $1.4 million. The fair value of the noncontrolling interest was based on an equivalent unit price after consideration of a control premium of approximately $900,000.

Preliminary amounts of identifiable assets acquired and liabilities assumed (in thousands)

Current assets	$5,682
Property and equipment, net	7,437
Other noncurrent assets	3,136

Current liabilities	(5,332)
Other noncurrent liabilities	(870)
Total identifiable net assets	10,053

Noncontrolling interest in Blendstar	(7,891)

Goodwill	5,338
$7,500

The amounts above are preliminary purchase price allocations. Upon completion of the final appraisal, which we do not believe will materially impact the preliminary amounts shown above, recorded asset and liability amounts will be finalized. We expect the finalization of the purchase price allocation to occur during the fourth quarter of 2009.

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Due to immateriality, we have not disclosed the amount of revenues and earnings recorded since the acquisition and have not provided supplemental pro forma information related to the Blendstar. For the six months ended June 30, 2009, Blendstar revenues were less than 1% of consolidated revenues and net loss was less than 1% of consolidated net loss.

Financial Statements Note 8. Financial Derivative Instruments, page 13

Staff Comment:	21. Please provide the disclosures required by paragraph 44C(b) of SFAS 133, as amended by SFAS 161, regarding the location and amounts of gains or losses reported.

Company Response:	In the second paragraph of Note 8. Financial Derivative Instruments, we disclose the location of the gains and losses:

Derivative contracts that do not meet the normal purchase or sales criteria are therefore brought to market with the corresponding gains and losses recorded in operating income unless the contracts qualify for hedge accounting treatment. The Company does not classify any commodity derivative contracts as hedging contracts for purposes of SFAS No. 133

Please see the table below for a tabular presentation regarding the location and amounts of financial derivative instrument gains or losses reported in our consolidated financial statements which we will include in our filings beginning with our Form 10-Q filing for the quarterly period ended September 30, 2009 (amounts to be presented in thousands of dollars):

Derivative Instruments	Consolidated Statements of Operations Location	Three Months Ended September 30,				Nine Months Ended September 30,
		2009		2008		2009		2008

Commodity contracts	Revenues	$	xx	$	xx	$	xx	$	xx
Commodity contracts	Cost of goods sold		xxx		xxx		xxx		xxx
Net amount recognized in earnings		$	xxx	$	xxx	$	xxx	$	xxx

Management’s Discussion and Analysis Results of Operations, page 26

Staff Comment:

22. When there is more than one reason for a change between periods, please expand your discussion of operating results to discuss each factor and correspondingly quantify the extent to which each factor contributed to the overall change in the operating results. For example, the $16.4 million increase in operating expenses during the six-month period ended June 30, 2009, as compared to the same period during 2008, is mainly due to an increase in employee salaries, incentives, benefits and other expenses resulting from the increase in employees hired to operate ethanol plants in Bluffton and Obion, stock-based compensation costs, professional services and inclusion of operating expenses for the predecessor Green Plains companies. Please separately quantify each of these factors.

Company Response:

Beginning with our Form 10-Q filing for the quarterly period ended September 30, 2009, when there is more than one reason for a change between periods, we will provide expanded operating results disclosure to separately quantify each of the factors related to the overall change between periods.

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Management’s Discussion and Analysis Results of Operations, page 26

Staff Comment:

23. Please provide a discussion of your segments’ results. You should discuss with quantification the business reasons for changes between periods in the sales and operating income (loss) of each of your segments as well as your corporate activities operating income (loss). Please also separately discuss with quantification business reasons for changes in intercompany eliminations between periods. Your discussion should include why the eliminations are necessary as well as the entities to which they are related.

Company Response:

Previously we had not provided a detailed reason for changes between periods in the sales and operating income (loss) on a segment-by-segment basis because there was no applicable comparison. As of June 30, 2008, there was virtually no revenue, gross profit, or operating income for VBV LLC (the entity in which the comparison would be against). Our intention was to begin comparison in the fourth quarter, when there was a valuable comparison available, year over year. We will expand our disclosure to provide a discussion of segment results. We will discuss, with quantification, business reasons for changes between periods in sales and operating income (loss) of each of our segments, including corporate activities. We will also specifically discuss intersegment eliminations. See expanded intersegment discussion below which will be included in our filings beginning with our Form 10-Q filing for the quarterly period ended September 30, 2009:

During the normal course of business, our segments enter into transactions with one another. Examples of these intersegment transactions include, but are not limited to, Ethanol Production segment selling ethanol to the Marketing and Distribution segment and the Agribusiness segment selling grain to the Ethanol Production segment. These intersegment activities are recorded by each segment at prices approximating market and treated as if they are third-party transactions Consequently, these transactions impact segment performance. However, revenues and corresponding costs are eliminated in consolidation, and do not impact consolidated results.

Management’s Discussion and Analysis Liquidity and Capital Resources, page 28

Staff Comment:	24. Please expand your liquidity and capital resources discussion to address the following:

•

You disclose that there is $13.2 million available under committed loan agreements. Please clearly disclose any restrictions related to the use of these funds. For example, you should disclose if all or a portion of these funds have to be used to for a specific purpose, such as the construction of plants; and

•

Sudden changes in commodity prices may require cash deposits with brokers, or margin calls. Depending on your open derivative positions, you may require significant liquidity with little advanced notice to meet margin calls. Please disclose whether you have held any positions in the past which resulted in margin calls and the extent of these margin calls.

Company Response:

We will clearly disclose any restrictions related to the use of funds available under committed loan agreements in our filings beginning with our Form 10-Q filing for the quarterly period ended September 30, 2009. We will expand discussion in future filings similar to the following:

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On June 30, 2009, we had $55.3 million in cash and equivalents and $13.2 million available under committed loan agreements (subject to satisfaction of specified lending conditions). Funds available under committed loan agreements include $0.6 million restricted for plant construction and $12.6 million restricted for working capital needs at the respective facilities.

Related to margin calls, we will disclose the following beginning in our Form 10-Q for the quarterly period ended September 30, 2009:

As part of our risk management strategy, the Company has routinely had to, and in the future will likely be required to, cover margin calls. The Company continuously monitors its exposure to margin calls and believes that it will continue to maintain adequate liquidity to cover such margin calls.

The Company acknowledges that:

•

it is responsible for the adequacy and accuracy of the disclosure in its filings;

•

staff comments, or changes to disclosure in response to staff comments in the filings reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your review of and assistance with this response letter. Please contact me by phone with your response to this letter at 402-315-1603.

Sincerely,

/s/ Jerry L. Peters

Jerry L. Peters

Chief Financial Officer

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